Exhibit 99.19

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer

Sigma Lithium Resources Corporation (“Sigma” or the “Corporation”)
82 Richmond Street East
Toronto, Ontario M5C 1P1

Item 2.	Date of Material Change

August 13, 2020.

Item 3.	Press Release

A press release in respect of the material change was disseminated on August 13, 2020 through the facilities of GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On August 13, 2020, the Corporation announced the closing of a non-brokered private placement of 8,285,200 common shares of the Corporation (the “Offered Shares”) at a price of C$2.15 per Offered Share, for aggregate gross proceeds of approximately C$17.8 million (the “Offering”).

Item 5.	Full Description of Material Change

On August 13, 2020, the Corporation announced the closing of a non-brokered private placement of 8,285,200 Offered Shares at a price of C$2.15 per Offered Share, for aggregate gross proceeds of approximately C$17.8 million under the Offering.

The Corporation intends to use the net proceeds of the Offering for the engineering, procurement and construction of the Grota do Cirilo lithium project in Brazil, and for general corporate purposes.

Cormark Securities Inc. and National Bank Financial Inc. acted as financial advisors to the Corporation and will receive an average finder’s fee of 7.0% in respect of certain orders. Other parties, including A10 Investimentos e Assessoria (the “A10 Group”), shall also receive a finder’s fee of up to 7% in connection with orders procured by these parties. A10 Group is a registered financial advisory firm located in Brazil of which certain of the directors/officers of the Corporation are partners.

The Offered Shares are subject to a statutory 4 month and one day hold period expiring December 13, 2020. The Offering remains subject to final approval of the TSX Venture Exchange.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

For further information, please contact Ana Cabral-Gardner, Chief Strategy Officer at +55-11-2985-0089.

Item 9.	Date of Report

August 17, 2020.

Cautionary Note Regarding Forward-Looking Information

This material change report contains "forward-looking information” within the meaning of applicable securities laws that is intended to be covered by the safe harbours created by those laws. “Forward-looking information” includes statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential” or the negative thereof or other variations thereof or comparable terminology.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Corporation to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. See “Risk Factors” in the Corporation’s annual information form dated July 24, 2020 filed on SEDAR at www.sedar.com for a discussion of these risks.

The Corporation cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Corporation does not assume any obligation to release publicly any revisions to forward-looking information contained in this material change report to reflect events or circumstances after the date hereof.